Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267313

Prospectus Supplement No. 2

(to prospectus dated December 5, 2022)

View, Inc.

166,172,262 Shares of Class A common stock

366,666 Warrants to Purchase Class A common stock

20,305,462 Shares of Class A common stock underlying warrants

20,726,666 Shares of Class A common stock underlying options

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 5, 2022 (as supplemented to date, the “Prospectus”), related to: (1) the issuance by us of an aggregate of up to 41,032,128 shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”), issuable upon the exercise of Private Placement Warrants, Public Warrants, Rollover Warrants and Rollover Options (each, as defined in the Prospectus) and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus, or their permitted transferees, of up to 166,172,262 shares of Class A common stock and up to 366,666 Private Placement Warrants, with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and warrants are traded on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the symbols “VIEW” and “VIEWW”, respectively. On December 29, 2022, the closing price of our Class A common stock was $0.95 per share and the closing price of our warrants was $0.04 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 14 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 29, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 29, 2022 (December 26, 2022)

View, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39470	84-3235065
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 South Milpitas Blvd.

Milpitas, California, 95035

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (408) 263-9200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	VIEW	The Nasdaq Global Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	VIEWW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on October 26, 2022, View, Inc. (the “Company”), a Delaware corporation, completed the sale of $200.0 million in aggregate principal amount of the Company’s 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the “Notes”), with the option to sell an additional $40.0 million of Notes, to the Purchasers (as defined in the Investment Agreement, dated as of October 25, 2022, by and among the Company and the other parties thereto (the “Investment Agreement”)).

On December 26, 2022, the Company received notices (the “Notices”) from entities affiliated with RXR and Anson Funds (collectively, the “Exercising Purchasers”) that the Exercising Purchasers had elected to exercise their respective options to purchase an aggregate additional $12,307,000.00 of Notes (the “Additional Notes”).

On December 28, 2022, the Additional Notes were issued pursuant to the Investment Agreement and the Indenture, dated as of October 26, 2022, by and between the Company and Wilmington Trust, National Association, as trustee (the “Closing”), in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The disclosure set forth in Item 8.01 of this Current Report on Form 8-K and Item 1.01 of the Company’s Current Report on Form 8-K filed on October 27, 2022, is incorporated by reference in this Item 2.03 to the extent required.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth in Items 2.03 and 8.01 of this Current Report on Form 8-K and Item 1.01 of the Company’s Current Report on Form 8-K filed on October 27, 2022, is incorporated by reference in this Item 3.02 to the extent required. The Company is selling the Additional Notes in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by the Purchasers in the Investment Agreement.

Item 8.01	Other Events.

On December 28, 2022, in connection with the Closing, the Company entered into letter agreements with (1) Anson Opportunities Master Fund LP, Anson Investments Master Fund LP, Anson East Master Fund LP, Anson North Star Tactical Equity Fund LP, Arch Anson Tactical Real Estate Fund LP and Arch Anson Tactical Real Estate NR Fund LP (collectively, the “Anson Funds”) and (2) RXR FP Investor III LP (collectively, the “Blocker Agreements”). The Blocker Agreements provide, among other things, that the Notes held by the entities affiliated with Anson Funds and RXR (each, a “Blocker Party”), including the Additional Notes, shall not be converted to the extent that such conversion would cause a Blocker Party to beneficially own more than a specified threshold percentage (as may be increased or decreased by the applicable Blocker Party upon 61 days’ written notice) of the Class A common stock, par value $0.0001 per share, of the Company outstanding immediately following such conversion.

The foregoing description of the Blocker Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Blocker Agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

4.1+	Indenture, dated as of October 26, 2022, by and between View, Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2022)

10.1+	Investment Agreement, dated as of October 25, 2022, by and among View, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 27, 2022)

99.1	Letter Agreement, dated as of December 28, 2022, by and among View, Inc., Anson Opportunities Master Fund LP, Anson Investments Master Fund LP, Anson East Master Fund LP, Anson North Star Tactical Equity Fund LP, Arch Anson Tactical Real Estate Fund LP and Arch Anson Tactical Real Estate NR Fund LP

99.2	Letter Agreement, dated as of December 28, 2022, by and between View, Inc. and RXR FP Investor III LP

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIEW, INC.

Date: December 29, 2022	By:	/s/ Bill Krause
	Name:	Bill Krause
	Title:	Chief Legal Officer

Exhibit 99.1

View, Inc.

195 S. Milpitas Blvd.

Milpitas, CA 95035

December 28, 2022

Anson Advisors, Inc.

155 University Ave, Suite 207, Toronto, Ontario, M5H 3B7

Email: operations@ansonfunds.com, notices@ansonfunds.com

To whom it may concern:

Reference is hereby made to the $28,000,000 aggregate principal amount of the 6.00%/9.00% Convertible Senior PIK Toggle Notes due 2027 (the “Notes”) issued by View, Inc., a Delaware corporation (the “Company”), pursuant to the Indenture, dated October 26, 2022 (the “Indenture”), by and between the Company and Wilmington Trust, National Association, and held by Anson Opportunities Master Fund LP, Anson Investments Master Fund LP, Anson East Master Fund LP, Anson North Star Tactical Equity Fund LP, Arch Anson Tactical Real Estate Fund LP and Arch Anson Tactical Real Estate NR Fund LP (collectively, the “Investors”). In consideration of the mutual covenants and agreements of the parties hereto, the Investors and the Company agree, to the extent the Notes held by Investors are not Global Notes (as defined in the Indenture), as follows:

A.

(i) Notwithstanding any provision of the Notes or the Indenture to the contrary, and subject to paragraph E below, any Notice of Conversion (as defined in the Indenture) with respect to the Notes delivered by or on behalf of the Investors (or any Investor Holder) shall be deemed automatically not to have been so delivered, and the Company shall have no obligation to deliver any shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) or make any other delivery with respect to such Notice of Conversion, to the extent that the delivery of any shares of Common Stock or any other security otherwise deliverable upon such conversion would result in the Investors, together with their affiliates or other persons whose beneficial ownership would be aggregated with the Investors’ (the “Investor Holders”), in the aggregate, having “beneficial ownership,” as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including the definition of any “group” of which any of the Investors are a member (“Beneficial Ownership”), of shares of Common Stock in excess of the Beneficial Ownership Limitation (as defined below).

(ii) For purposes of calculating Beneficial Ownership, the aggregate number of shares of Common Stock beneficially owned by the Investor Holders shall include (a) the aggregate number of shares of Common Stock issuable upon conversion of the Notes held by the Investor Holders; (b) the aggregate number of shares of Common Stock beneficially owned by the Investor Holders; and (c) the aggregate number of shares of Common Stock issuable upon exercise, conversion or exchange of any other securities of the Company beneficially owned by the Investor Holders; provided that such calculation shall exclude the number of shares of Common Stock which are issuable upon exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of the Notes and any other securities of the Company beneficially owned by the Investor Holders (including, without limitation, any convertible or exchangeable notes, convertible stock or warrants) that are subject to the limitation on Beneficial Ownership described in this agreement or a limitation on conversion, exchange or exercise analogous to the limitation contained in this agreement. Any purported delivery to the Investors (or any Investor Holder) of a number of shares or any other security upon conversion of the Notes, in either case, shall be void and have no effect to the extent, and only to the extent, that after such delivery, any of the Investors (or any Investor Holder) would have Beneficial Ownership of shares of Common Stock in excess of the Beneficial Ownership Limitation. In the event that the issuance of shares of Common Stock to the Investors (or any Investor Holder) upon conversion of Notes results in the Investor Holders being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation (as determined under Section 13(d) of the Exchange Act), the shares issued in connection with such conversion of Notes (the “Conversion Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Investor Holders shall not have the power to vote or to transfer the Conversion Shares.

B.

For purposes of this agreement, “Beneficial Ownership Limitation” shall mean 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Subject to paragraph E, the Investors (or any Investor Holder) may, from time to time by written notice to the Company, increase or decrease the Beneficial Ownership Limitation to any other percentage specified in such notice (subject to the provisions of Section 14.02(a)(vi) of the Indenture); provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

C.	For purposes of this agreement, the Investors shall be solely responsible for determining the number of shares that they and the other Investor Holders beneficially own.

D.

For purposes of this agreement, in determining the number of outstanding shares of Common Stock, the Investors (or any Investor Holder) may rely on the number of outstanding shares of Common Stock as reflected in (i) the Company’s most recent Quarterly Report on Form 10-Q, Annual Report on Form 10-K, Current Report on Form 8-K or other public filing with the U.S. Securities and Exchange Commission, (ii) a more recent public announcement by the Company or (iii) any other more recent written notice by the Company, in each case setting forth the number of shares of Common Stock outstanding. Upon the written request of any of the Investors (or any Investor Holder), the Company shall within two (2) business days confirm in writing to the Investors the number of shares of Common Stock then outstanding.

E.

The provisions of this agreement shall be construed, corrected and implemented in a manner so as to comply with the rules and regulations of The Nasdaq Stock Market LLC and so as to effectuate the intended beneficial ownership limitation herein contained. The shares underlying the Notes in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Investor Holders for any purpose, including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

2

This agreement may not be assigned without the prior written consent of the Company. This agreement shall be binding upon and shall inure to the benefit of the Investors and the Company and their respective permitted assigns, and no other person shall have any rights or obligations hereunder.

F.

The Company shall not at any time be under any duty or responsibility to any of the Investors to determine any of the Investor’s Beneficial Ownership of shares of Common Stock, nor shall the Company have any responsibility to determine or monitor compliance with the terms of this agreement, and the Company shall have no liability to any of the Investors in connection with the provisions of this agreement. The Company shall have no liability to any of the Investors under the Indenture or the Notes in connection with any action or inaction of the Company’s obligations under the Indenture or the Notes to the extent such action is taken or omitted to be taken pursuant to the provisions of this agreement.

G.

This agreement constitutes the full and entire understanding between the parties hereto with regard to the subject matter contained herein and supersedes all prior oral or written agreements or understandings with respect to the subject matter hereof.

H.

This agreement shall be construed in accordance with the laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.

[Remainder of Page Intentionally Left Blank]

3

This agreement may be executed in multiple counterpart copies, each of which shall be considered an original and all of which shall constitute one and the same instrument binding on all parties.

Very truly yours,

VIEW, INC.

By:	/s/ Bill Krause
Name: Bill Krause
Title: Chief Legal Officer

ANSON ADVISORS INC. ON BEHALF OF THE INVESTORS

By:	/s/ Amin Nathoo
Name:	Amin Nathoo
Title:	Director, Anson Advisors Inc, the Co-Investment Adviser of the Investors

[Signature Page to Blocker Agreement]

Exhibit 99.2

VIEW, INC.

December 28, 2022

Ladies and Gentlemen:

Reference is hereby made to the $107,927,000.00 aggregate principal amount of the 6.00%/9.00% Convertible Senior PIK Toggle Notes due 2027 issued on October 26, 2022 (the “Initial Notes”) and the $4,307,000.00 aggregate principal amount of the 6.00%/9.00% Convertible Senior PIK Toggle Notes due 2027 issued on December 28, 2022 (the “Additional Notes” and, together with the Initial Notes, the “Notes”) by View, Inc., a Delaware corporation (the “Company”), pursuant to the Indenture, dated October 26, 2022 (the “Indenture”), by and between the Company and Wilmington Trust, National Association, and held by RXR FP Investor LP, RXR FP Investor II LP and RXR FP Investor III LP (the “New Investor” and, together with RXR FP Investor LP and RXR FP Investor II LP, the “Investors”), and the Common Stock Purchase Warrants issued by the Company, dated October 25, 2022 (“Warrants”) to RXR FP Services LLC (the “Warrant Holder”). In consideration of the mutual covenants and agreements of the parties hereto, the New Investor and the Company agree, for the Additional Notes, as follows:

A.

(i) Notwithstanding any provision of the Initial Notes, the Additional Notes, the Indenture or Warrants to the contrary, and subject to paragraph F below, any Notice of Conversion (as defined in the Indenture) with respect to the Additional Notes delivered by or on behalf of the New Investor shall be deemed automatically not to have been so delivered, and the Company shall have no obligation to deliver any shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) or make any other delivery with respect to such Notice of Conversion, to the extent that the delivery of any shares of Common Stock or any other security otherwise deliverable upon such conversion would result in the Investors, together with their affiliates or other persons whose beneficial ownership would be aggregated with the Investors’ (including the Warrant Holder) (the “Investor Holders”), in the aggregate, having “beneficial ownership,” as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including the definition of any “group” of which the New Investor is a member (“Beneficial Ownership”), of shares of Common Stock or any other class of any equity security of the Company that is registered pursuant to Section 12 or Section 15 of the Exchange Act (a “Class”) in excess of the Beneficial Ownership Limitation (as defined below).

(ii) For purposes of calculating Beneficial Ownership, the aggregate number of shares of Common Stock beneficially owned by the Investor Holders shall include (a) the aggregate number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants held by the Investor Holders; (b) the aggregate number of shares of Common Stock beneficially owned by the Investor Holders; and (c) the aggregate number of shares of Common Stock issuable upon exercise, conversion or exchange of any other securities of the Company beneficially owned by the Investor Holders; provided that such calculation shall exclude the number of shares of Common Stock which are issuable upon exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of the Notes, the Warrants and any other securities of the Company beneficially owned by the Investor Holders

(including, without limitation, any convertible or exchangeable notes, convertible stock or warrants) that are subject to the limitation on Beneficial Ownership described in this agreement or a limitation on conversion, exchange or exercise analogous to the limitation contained in this agreement. Any purported delivery to the New Investor of a number of shares or any other security upon conversion of the Additional Notes, shall be void and have no effect to the extent, and only to the extent, that after such delivery, the New Investor would have Beneficial Ownership of shares of Common Stock or any Class in excess of the Beneficial Ownership Limitation. In the event that the issuance of shares of Common Stock to the New Investor upon conversion of Additional Notes results in the Investor Holders being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation (as determined under Section 13(d) of the Exchange Act), the shares issued in connection with such conversion of Additional Notes (the “Conversion Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Investor Holders shall not have the power to vote or to transfer the Conversion Shares.

B.

For purposes of this agreement, “Beneficial Ownership Limitation” shall mean 4.99% of the number of outstanding shares of Common Stock or other Class, as applicable, in each case outstanding immediately after giving effect to such conversion. Subject to paragraph F, the New Investor may, from time to time by written notice to the Company, increase or decrease the Beneficial Ownership Limitation to any other percentage specified in such notice (subject to the provisions of Section 14.02(a)(vi) of the Indenture); provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

C.	For purposes of this agreement, the New Investor shall be solely responsible for determining the number of shares that it and the other Investor Holders beneficially own.

D.

For purposes of this agreement, in determining the number of outstanding shares of Common Stock, the New Investor may rely on the number of outstanding shares of Common Stock as reflected in (i) the Company’s most recent Quarterly Report on Form 10-Q, Annual Report on Form 10-K, Current Report on Form 8-K or other public filing with the U.S. Securities and Exchange Commission, (ii) a more recent public announcement by the Company or (iii) any other more recent written notice by the Company, in each case setting forth the number of shares of Common Stock outstanding. Upon the written request of the New Investor, the Company shall within two (2) business days confirm in writing to the New Investor the number of shares of Common Stock then outstanding.

E.	[Deleted]

F.

The provisions of this agreement shall be construed, corrected and implemented in a manner so as to comply with the rules and regulations of The Nasdaq Stock Market LLC and so as to effectuate the intended beneficial ownership limitation herein contained. The shares underlying the Notes and Warrants in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Investor Holders for any purpose, including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

2

This agreement may not be assigned without the prior written consent of the Company. This agreement shall be binding upon and shall inure to the benefit of the New Investor and the Company and their respective permitted assigns, and no other person shall have any rights or obligations hereunder.

G.

The Company shall not at any time be under any duty or responsibility to any of the Investor Holders (including the New Investor) to determine any of the Investor Holders’ (including the New Investor’s) Beneficial Ownership of shares of Common Stock or any Class, nor shall the Company have any responsibility to determine or monitor compliance with the terms of this agreement, and the Company shall have no liability to any of the Investor Holders (including the New Investor) in connection with the provisions of this agreement. The Company shall have no liability to any of the Investor Holders (including the New Investor) under the Indenture, the Initial Notes, the Additional Notes or the Warrants in connection with any action or inaction of the Company’s obligations under the Indenture, the Initial Notes, the Additional Notes or the Warrants to the extent such action is taken or omitted to be taken pursuant to the provisions of this agreement.

H.

This agreement constitutes the full and entire understanding between the parties hereto with regard to the subject matter contained herein and supersedes all prior oral or written agreements or understandings with respect to the subject matter hereof.

I.

This agreement shall be construed in accordance with the laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.

[Remainder of Page Intentionally Left Blank]

3

This agreement may be executed in multiple counterpart copies, each of which shall be considered an original and all of which shall constitute one and the same instrument binding on all parties.

Very truly yours,

RXR FP INVESTOR III LP, a Delaware
limited partnership
By: RXR FP GP LLC,
a Delaware limited liability company, its
general partner

By:	/s/ Jason Barnett
	Name:	Jason Barnett
	Title:	Authorized Person

VIEW, INC.

By:	/s/ Bill Krause
	Name:	Bill Krause
	Title:	Chief Legal Officer

[Signature Page to Blocker Agreement (Additional Notes)]